Exhibit 99.75

PRESS RELEASE
Aya Gold & Silver Provides Notice for the Boumadine PEA Results Announcement and Webinar

MONTREAL, Quebec, October 29, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that it will publish its Boumadine Preliminary Economic Assessment (“PEA”) results before market opens on Tuesday, November 4, 2025. Management will host a live webinar to discuss the results with analysts, shareholders, and investors on the same day, at 10:00 a.m. ET, which will be followed by a live Q&A session.
Participants may join the event via webcast at the following link: https://www.icastpro.ca/t9bhpo. Aya encourages all participants to register in advance.
A replay will be available following the webinar through the same link or in the “Events” section of the Company’s website at www.ayagoldsilver.com.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
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